

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Sanjay Subramanian
Chief Financial Officer
Ocugen, Inc.
5 Great Valley Parkway, Suite 160
Malvern, PA 19355

Re: Ocugen, Inc.
Form 10-Q
Exhibit No. 10.2 - Co-Development and Commercialization Agreement, dated as of September 27, 2019, by and among the Registrant and CanSino Biologics Inc.
Filed November 12, 2019
File No. 001-36751

Dear Mr. Subramanian:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance